[DAWSON GEOPHYSICAL COMPANY]
September 22, 2011
Via EDGAR and Email
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: H. Roger Schwall
                     Assistant Director, Division of Corporation Finance

Re:	Dawson Geophysical Company Registration Statement on Form S-4 File No. 333-174843
Dear Mr. Schwall:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Dawson Geophysical Company (“Dawson”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the Registration Statement on Form S-4, File No. 333-174843, originally filed on June 10, 2011 and amended by Pre-Effective Amendment No. 1 on July 20, 2011, Pre-Effective Amendment No. 2 on August 8, 2011, Pre-Effective Amendment No. 3 on August 29, 2011 and Pre-Effective Amendment No. 4 on September 20, 2011, so that such registration statement will become effective at 3:00 p.m., Eastern time, on September 23, 2011, or as soon thereafter as is practicable.

September 22, 2011
Dawson hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Dawson from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Dawson may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 22, 2011
     If you have any questions with respect to the foregoing or require further information, please contact Neel Lemon at (214) 953-6954 or Sarah Rechter at (214) 953-6419.

Very truly yours,

DAWSON GEOPHYSICAL COMPANY

/s/ Stephen C. Jumper Stephen C. Jumper
President and Chief Executive Officer

cc:	Wayne A. Whitener TGC Industries, Inc.

Neel Lemon Baker Botts L.L.P.

Sarah Rechter Baker Botts L.L.P.

Rice M. Tilley, Jr. Haynes and Boone, LLP

Bruce Newsome Haynes and Boone, LLP

Alexandra M. Ledbetter, Attorney-Advisor

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